UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. _)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Coliseum Acquisition Corp
(Name of Issuer)

Units, each consisting of one Class A ordinary share, par value $0.001 per share, and one-third of one redeemable warrant
(Title of Class of Securities)

G2263T115
(CUSIP Number)

June 23, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G2263T115	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Knott Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,485,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,485,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Cusip No. G2263T115	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Coliseum Acquisition Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

80 Pine Street, Suite 3202, New York, NY 10005
Item 2(a).	Name of Person Filing:

Knott Partners, L.P.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

485 Underhill Boulevard, Suite 205, Syosset, New York 11791
Item 2(c).	Citizenship:

New Jersey
Item 2(d).	Title of Class of Securities:

Units, each consisting of one Class A ordinary share, par value $0.001 per share, and one-third of one redeemable warrant
Item 2(e).	CUSIP Number:

G2263T115

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Cusip No. G2263T115	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 1,485,000 shares of Ordinary Shares of Coliseum Acquisition Corp. (the “Company”), which shares are a constituent part of the Company’s Units (“Units”). Each Unit consists of (i) one share of Class A Ordinary Shares and (ii) one-third of one Warrant (“Warrant”). A whole Warrant entitles the holder to purchase one share of the Company’s Class A Ordinary Shares at a price of $11.50 per share, and only whole Warrants are exercisable. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Warrants will become exercisable on the later of 30 days after the completion of the Company’s initial business combination and 12 months from the closing of the initial offering of Units, and will expire five years after the completion of the Company’s initial business combination or earlier upon redemption or liquidation. As of the date of this filing, the Company has not announced the completion of a business combination.

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,485,000
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 1,485,000
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Cusip No. G2263T115	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 30, 2021

Knott Partners, L.P., by: Knott Partners Management, LLC, as general partner

By:	/s/ David M. Knott, Jr.
Executive Managing Member
Name:	David M. Knott, Jr.